THIS LETTER IS BEING SENT TO YOU BECAUSE YOU TENDERED SHARES OF YOUR LIMITED

LIABILITY COMPANY INTEREST IN THE FUND, OR PORTION THEREOF

Date

Dear Shareholder:

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) has received and accepted for repurchase your tender of shares of your limited liability company interest (“Shares”), or portion thereof, in the Fund.

Because you have requested to tender and the Fund has accepted your tender request of all or a portion of your Shares of the Fund, you will receive payment for your tendered interest based on the estimated unaudited net asset value of your tendered Shares as of December 31, 2024 (the “Valuation Date”).

You will receive an “Initial Payment” equal to at least 95% of the estimated unaudited net asset value of your tendered Shares of the Fund as of the Valuation Date, and a “Contingent Payment”.

Your Initial Payment will be deposited into your account of record, or wired to the account that you designated in your Letter of Transmittal, no later than February 4, 2025, unless the Valuation Date has changed, or if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of interests, within 10 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such Investment Funds, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. Your Contingent Payment, if applicable, will generally be paid to you within 120 days of the Valuation Date. You will remain a member of the Fund with respect to any Shares of the Fund that you did not tender.

Your Contingent Payment is expected to be in an amount equal to the excess, if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the Investment Funds) over (b) the Initial Payment.

If you have any questions, please contact the Fund at (877) 355-1469. Investors, who invested in the Fund through a financial intermediary, should contact their financial intermediary directly.

Sincerely,

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

900 North Michigan Avenue, Suite 1100 | Chicago, Illinois 60611 | T 312.506.6500 | F 312.506.6888 | gcmlp.com

Distributed Through GRV Securities LLC

Transaction Confirmation Month DD, YYYY

C/O BNY MELLON INVESTMENT SERVICING (US) INC
P.O. Box 9885
Providence, Rhode Island 02940-9885	Account Number: XXXXXAAA
Reference Number: 0000000000

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TRANSACTION DETAIL
GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI1) LLC

Transaction Date	Transaction Type	Transaction Amount	NAV	Transaction Shares
MM/DD/YY	REDEMPTION	-$XX,XXX.XX	$XXX.XXXX	-XX.XXX

	HOLDBACK	-$X,XXX.XX

NOT FDIC or SIPC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

1.

Fund purchases utilizing the proceeds from redemptions which occurred during the current period may not display on the statement. These purchases will appear on the statement for the month in which the Fund purchases are executed.

2.	Fund purchases are net of Sales Loads, if any.
3.

While we believe our pricing and valuation information to be reliable, we cannot guarantee its accuracy. These investments are generally illiquid and investors may not be able to sell them or realize the amounts shown above upon a sale, liquidation or redemption. The amount has not been adjusted to reflect changes in the NAV which may have taken place subsequent to the NAV valuation date.

Shareholder Copy